SEDI

Back 2006-11-22, 11:51:30, EST

Insider: Gocht.H   **Issuer:** EnerNorth Indus   **Security:** Options Common

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Options (Common Shares)		0	2005-11-14	00 - Opening Balance- Initial SEDI Report	0	0
Options (Common Shares)		0	2006-11-15	50 - Grant of options	30000	30000